UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
May 19, 2005


via U.S. mail	via facsimile
Michael Mendes	Gordon K. Davidson, Esq.
President and Chief Executive Officer	Kathleen Kehoe Greeson,
Esq.
Diamond Foods, Inc.	(415) 281-1350
1050 South Diamond Street
Stockton, California 95205-7087

Re:  	Diamond Foods, Inc.
	Form S-1/A filed on May 3, 2005
      File No. 333-123576

      Form S-4/A filed on May 3, 2005
      File No. 333-123574

      Response Letter and Supplemental Materials dated May 3, 2005


Dear Mr. Mendes:

      We have reviewed the above filings and submissions and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms S-1 and S-4

General
1. We restate our prior comments 1, 2 and 3. Also, you may discuss with us by telephone how you propose to address remaining gaps in biographical sketches.
Unaudited Pro Forma Condensed Financial Information

2. We note your response to prior comment 15.  Please clarify in the
introductory paragraphs to this section how you calculated total pro
forma shares.  We note that in your next to last paragraph on page
22
of the Form S-1/A, you indicate that grants of options and restricted stock are excluded from your pro forma financial information.


Form S-4

General

3. We continue to have significant concerns regarding the presentation and substance of your proposed disclosure relating to the initial public offering, including the following terms or disclosure items:
(a) the potential proceeds, including the absence of any minimum amount,
(b) the potential cash election by members,
(c) the proposed uses for the proceeds,
(d) the absence of a minimum price for the offering,
(e) the absence of a minimum number of shares being offered,
(f) the amounts you "expect" or "currently" expect for each item and
(g) the assumptions you make throughout the document concerning these matters.

We address many of these items in specific comments that follow, but we feel it necessary to reissue many of our prior comments notwithstanding your responses and proposed revisions.

4. We therefore reissue comments 31, 32, 33, 41 and 47. Make corresponding revisions throughout your document, including to the cover page, the Risk Factors section and elsewhere as appropriate. For example, wherever you refer to the potential for receipt of cash, state clearly that cash will only be an option if your IPO includes more than 4,000,000 shares and if enough remains after paying any dissenters.

5. In your response to prior comment 40, you refer us to Exhibits
10.24 and 10.25. It is not apparent that 10.24 contains a surrender of rights with respect to the payments referenced on page 1 of the S-
4 prospectus. Further, we also note that the amendments delineated in Exhibit 10.24 do not become effective unless the conditions specified in Article 5 are met. Consequently, we reissue our prior comment 40 and request that you provide support for your statements in the prospectus.

6. Wherever you refer to the recommendation of the board, identify the conflicts of interest members faced and the benefits they will receive - individually and as a group -- as a result of the IPO and conversion.  Quantify the amount of the cash value of the shares to
be received under the 2005 Equity Incentive Plan. Make necessary revisions to the response to "Q27" on page 9, identifying the "some"
with the additional interests.  See also prior comment 42.
Risk Factors, page 13
7. We reissue our prior comment 46.  For example, it appears that not
all of the risks related to the conversion have been identified.
It
appears that there is a potential risk that member growers will receive a price for their walnuts that is less than what they historically have been accustomed to receiving because of the manner in which prices will be established under the Walnut Purchase Agreements. And are there no particular risks related to your indebtedness nor related to the countries in which you do business?
Risks Related to the Conversion, page 13
       "Members will not know the exact value of shares," page 13
8. Make clear that no cash will be available for distribution to members if fewer than 4,000,000 shares are sold in the initial public offering.  Clearly indicate that only amounts in excess of
4,000,000
shares are intended to be used to honor cash requests. Further, consider providing a cross-reference to the more detailed disclosure regarding the range of estimated proceeds members could receive that is currently on page 26 of the revised prospectus.
	"If the conversion is approved," page 13
9. Please further emphasize the risk to members should the initial public offering price fall below the range specified in the prospectus by providing an example of how much less money and value members would receive should the price received be substantially below the $14-$16 range. Provide a cross-reference to the revised disclosure on page 25. In general, your disclosure throughout the document should indicate that members need to make their decisions assuming the worst-case scenario since you do not intend to resolicit their votes under any circumstances.

Plan of Conversion, page 24
10. We note the revisions on page 25. Add a new table which shows the impact of a reduction in the number of shares being sold in the
IPO.
11. Also revise the table on page 26 so that you not only reflect the
uncertainty regarding member requests for cash but also reflect the
uncertainty associated with the number of shares that are actually sold in the offering. As done on page 25, the table should provide examples of the range of shares that could be sold both above and below the 5,333,333 shares being offered in order to highlight the fact that (i) cash consideration remains static at $18.6 million even if more than 5,333,333 shares are sold and (ii) even if members elect
to receive cash, no cash will be distributed if fewer than
4,000,000
shares are sold in the offering.
Exhibit 8.1

12. Obtain an opinion that does not suggest that "any other person or entity" may not rely on the opinion.

Exhibit 99.18

13. Concisely indicate what members will receive in the proposed conversion.

Form S-1

Exhibit 5.1

14. Obtain an opinion that does not include the limitation "and in accordance with the resolutions adopted by the Company`s Board of Directors and to be adopted by the Pricing Committee of the Company`s
Board of Directors." If necessary, it appears that counsel may obtain and rely upon company certificates in that regard.


Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 942-1805, or in her absence to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all other questions to Mellissa Campbell Duru at (202) 942-1930 or, in her absence, to Timothy Levenberg, Special Counsel, at
(202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director


cc: 	M.Duru
      T. Levenberg
      S. Eisen
      B. Stem
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Diamond Foods, Inc.
May 19, 2005
page 5